SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Earnings Release Events

Meetings:

Brazilian Conference Call: August 4th, 2006 at 10:00 a.m.
(Brazilian Official Time)
(9:00 a.m. US EST).

International Conference Call: August 4th, 2006 at 12 noon
(Brazilian Official Time)
(11:00 a.m. US EST).

In São Paulo: August, 9th, 2006 at 8:30 a.m.
(Brazilian Official Time)

In Rio de Janeiro: August, 11th, 2006 at 8:30 a.m..
(Brazilian Official Time)

For more information, visit our website at www.braskem.com.br/ir or contact our IR Department.

Contacts:

Luiz Henrique Valverde
Investor Relations Manager
Tel: (55 11) 3443 9744
luiz.valverde@braskem.com.br

Luciana Ferreira
Investor Relations Manager
Tel: (5511) 3443 9178
luciana.ferreira@braskem.com.br

EBITDA in the First Half of 2006 Reaches R$ 653 Million
Net Revenues Reach R$5.5 Billion

São Paulo, August 3, 2006 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, announced today its results for the second quarter of 2006 (2Q06).

The 2Q06 results set forth in this release are derived from Braskem’s consolidated results of operations, and have been compared with Braskem’s results for the second quarter of 2005 (1Q05) or with the first quarter of 2006 (1Q06), as indicated. The consolidated balance sheet, cash flow statement and income statement attached hereto have been subject to a limited review by Braskem’s independent auditors and also (1) reflect the elimination of the accounting effects of CVM Instruction 247 (therefore only those investments under Braskem’s direct control are consolidated, and Braskem’s stakes in COPESUL- Companhia Petroquímica do Sul and Petroflex Indústria e Comércio S.A. are recognized through the equity accounting method) and (2) fully consolidate Braskem’s investment in Politeno Indústria e Comércio S.A., or Politeno, as Braskem has owned 96,2% of the total share capital of Politeno since April 2006. Accordingly, this release reflects Braskem’s results of operations for the 2Q06 that include Politeno’s results of operations, as well as pro-forma financial information that fully consolidates Politeno’s results of operations for the following periods: 1Q06; 2Q05; the six months ended June 30, 2005 (1H05); and the six months ended June 30, 2006 (2H06). The pro-forma financial information reflects the combination of Braskem’s and Politeno’s financial information that has been subject to a limited review by their respective independent auditors. On June 30, 2006, the real/ U.S. dollar exchange rate was R$2.1643 per U.S.$ 1.00.

1. Highlights

1.1 Growth of the Brazilian Thermoplastic Resins Market: the Brazilian thermoplastic resins market (which includes polyethylene, polypropylene and PVC), grew by 14% in the 1H06. compared to the 1H05 and by 3% in the 2Q06 compared to the 1Q06, in each case based on domestic sales plus imports.

1.2 Acquisition of Politeno and CADE Approval: In the beginning of April 2006, Braskem acquired control of Politeno for an initial downpayment of US$ 111 million. Braskem now has 100% of Politeno’s voting share capital and 96.2% of Politeno’s total share capital. Politeno’s integration process is proceeding on schedule, with significant dedication by the integration teams. On July 19, 2006, the Brazilian Antitrust Authority (“CADE”) unconditionally approved this acquisition. The members of CADE concluded that the acquisition does not threaten competition in the PE market in Brazil. The decision is consistent with CADE’s unanimous and unconditional approval in 2005 of the transactions that resulted in the formation of Braskem, recognizing the international market as the relevant market for analyzing business combinations in the Brazilian petrochemical sector.

1.3 Share Buy-Back Program: On May 4, 2006, Braskem implemented a share buy-back program with a duration of 180 days, under which Braskem has agreed to repurchase up to 13.9 million class “A” preferred shares (BOVESPA: BRKM5) and 1.4 million common shares (BOVESPA: BRKM3). Through June 30, 2006 Braskem held 4.5 million class “A” preferred shares in treasury, 4,003,600 of which were acquired under the share buy-back program, representing 29% of the class “A” preferred shares authorized to be repurchased under this program.

1.4 Merger of Polialden into Braskem: On May 31, 2006, Braskem’s shareholders approved the merger of Polialden into Braskem in an extraordinary shareholders’ meeting. As a result of this approval, the integration process that led to the formation of Braskem has been completed. During June 2006, Polialden’s shareholders had the option to exercise their appraisal rights or to convert their shares into Braskem’s class “A” preferred shares. The merger was successfully completed, resulting in the issuance of 7,878,825 class “A” preferred shares and a R$105.3 million increase in Braskem’s capital share. Only 27 shareholders exercised their appraisal rights and received a payment of R$ 10.2 million.

1.5 Compliance with Sarbanes-Oxley Ahead of Schedule: On June 26, 2006, Braskem completed one year ahead of schedule the analysis of its internal controls and has achieved full compliance with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal controls applicable to companies listed on the New York Stock Exchange (NYSE). Braskem’s U.S. GAAP reconciliation of its consolidated financial statements, filed together with its Form 20-F in June 2006, comply with all of the requirements of the Sarbanes-Oxley Act.

1.6 Upgrade of Braskem’s Ratings: On June 29, 2006, the rating agency “Fitch Ratings Ltd.” upgraded Braskem’s foreign currency rating (Issuer Default Ratings – IDR), reducing its risk of issuer default, and its long-term national scale rating. Braskem’s foreign currency risk rating was upgraded from BB, with a positive outlook, to BB+, with a stable outlook. Braskem’s national scale risk rating was upgraded from AA-(bra), with a stable outlook, to AA(bra), with a stable outlook. Braskem’s new ratings were upgraded shortly after Brazil’s foreign currency and long-term national scale risk ratings were upgraded from "BB-", with a positive outlook, to "BB", with a stable outlook.

1.7 Innovation and Technology - Deposit of new patent: On July 25, 2006, Braskem announced the deposit of its second nanotechnology patent, which is considered one of the most promising frontiers in polymers science and the general materials sector. The new deposit seeks to patent development of a new production process for nanocomposites of PP and PE, through a polymerization reaction that occurs directly in the reactors, which process will initially serve the high performance packaging segment. In addition, Braskem deposited its first international patent related to such technology. Both of these deposits are consistent with Braskem’s strategy of expanding its portfolio of value-added products.

1.8 Petroquímica Paulínia – Project on schedule: In July 2006, Petroquímica Paulínia renewed its provisional environmental license to commence construction of a polypropylene plant in the City of Paulínia, State of São Paulo, the annual production capacity of which is expected to reach 300,000 tons. Petroquímica Paulínia is a joint venture formed by Braskem and Petroquisa (a subsidiary of Petrobras), which is expected to become operational by the beginning of 2008.

1.9 Economic and Financial Highlights:

  Braskem’s EBITDA reached US$ 116 million in the 2Q06, compared to pro-forma EBITDA of US$ 190 million recorded in the 1Q06 (including US$ 51 million of non-recurring revenue), as a result of the following principal factors: US$ 63 million of this decrease was caused by the increase in naphtha prices during the 2Q06 as a result of higher international oil prices; US$ 27 million of this decrease was caused by an increase in the prices of ethylene and propylene acquired from Copesul; and US$ 5 million of this decrease was caused by higher energy costs..
  In reais, Braskem’s EBITDA reached R$ 253 million in the 2Q06, compared to pro-forma EBITDA of R$ 417 million recorded in the 1Q06 (including R$ 112 million in non-recurring revenue).
  Braskem recorded net income of R$ 68 million in the 1H06, and a net loss of R$ 54 million during the 2Q06.

2. Operating Performance

Braskem’s operating strategy is based on optimizing the use of its assets by maintaining high production capacity utilization rates in all of its Business Units. During the 2Q06 and continuing the process started in the 1Q06, Braskem completed the last maintenance shutdown in its second generation plants scheduled for 2006 with the shutdown of its PVC plant in Camaçari (BA). In addition, other circumstances affecting Braskem’s domestic and international ethylene and propylene customers, together with an unscheduled shutdown of Braskem’s ethylene pipeline that transports ethylene from Braskem’s Petrochemical Complex in Camaçari to Braskem’s Units in the complex in Alagoas, led to a reduction in the production of ethylene by Braskem’s basic petrochemicals plants in Bahia.

The production capacity utilization rates of Braskem’s major products are shown below:

The production volumes of the Polyolefins Business Unit increased by 9% compared to pro-forma production volumes recorded in the 1Q06 and by 2% compared to pro-forma production volumes recorded in the 2Q05, due to the continuing effects of the increase in production capacity that occurred in the fourth quarter of 2005. The production capacity utilization rates reached 97% for PP and 94% for PE in the 2Q06, maintaining the high production capacity utilization rates recorded in the 2Q05. The performance of this Unit was affected by an incident that occurred in Politeno in the beginning of April 2006, prior to the acquisition of control by Braskem, which adversely affected the volumes of PE produced during that month and the consumption of ethylene by this Unit.

In the Vinyls Business Unit, the production capacity utilization rate of its principal product, PVC, was 78% in the 2Q06. The decrease in capacity utilization rates in the 2Q06 primarily reflects the effects of the 14-day scheduled maintenance shutdown in May 2006 at the PVC Plant in Camaçari, Bahia. PVC production volumes decreased by 8% compared to the 1Q06 and by 11% compared to the 2Q05.

Braskem is prepared to increase its annual production capacity of PVC to 100,000 tons, of which 50,000 tons will be produced in its plant in Camaçari and 50,000 tons will be produced in its plant in Alagoas, depending on the development of the domestic market for this thermoplastic resin. Braskem expects that domestic demand for PVC will increase over the next few years as a result of the growth potential of the Brazilian housing and infrastructure construction markets.

In the 2Q06, the Basic Petrochemicals Business Unit recorded a 3% and 6% decrease in the production levels of its major products, ethylene and propylene, compared to the 1Q06 and the 2Q05, respectively, for the reasons mentioned above. The 30,000 ton decrease in production volumes during the 1H06 compared to the 1H05 is related to maintenance shutdowns (accounting for 19,000 tons of this decrease), the shutdown of Braskem’s ethylene pipeline (accounting for 5,000 tons of this decrease) and decreased production volumes of some of Braskem’s customers (accounting for 6,000 tons of this decrease).

Production Volume	2Q06	1Q06	2Q05	Chg.%	Chg.%	1H06	1H05	Chg.%
(tons)	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Polyolefins Unit
. PE´s - Polyethylene*	290,983	268,710	283,668	8	3	559,693	563,042	(1)
. PP - Polypropylene	135,155	121,435	135,639	11	(0)	256,591	259,615	(1)
. Total (PE´s + PP)	426,138	390,146	419,307	9	2	816,284	822,658	(1)

Vinyls Unit
. PVC - Polyvinyl Chloride	100,332	109,419	112,723	(8)	(11)	209,752	226,200	(7)
. Caustic Soda	95,782	112,302	112,749	(15)	(15)	208,084	237,906	(13)

Basic Petrochemical Unit
. Ethylene	275,103	283,636	295,188	(3)	(7)	558,739	590,867	(5)
. Propylene	133,054	135,368	138,134	(2)	(4)	268,422	276,697	(3)
. BTX**	168,221	147,717	183,656	14	(8)	315,938	350,755	(10)

*Includes 100% of Politeno
**BTX - Benzene, Toluene, Ortho-xylene and Para-xylene

   2.2 – Commercial Performance

As a result of the consolidation of Politeno, which Braskem acquired in April 2006, Braskem started to offer a more diversified portfolio of products and services to its customers commencing in the 2Q06. The financial information for the 1Q06 and the 2Q05 were prepared on a pro-forma basis to include Politeno’s sales of PE during these periods.

The Brazilian thermoplastic resins market grew by 14% in the 1H06 compared to the 1H05, based on domestic sales plus imports. During the same period, the domestic PE, PP and PVC markets grew by

12%, 19% and 12%, respectively. These markets grew by 2%, 4% and 2%, respectively, in the 2Q06 compared to the 1Q06.

Braskem sold a total of 395,000 tons of thermoplastic resins in the domestic market in the 2Q06, which domestic sales were positively affected by the recovery of PE and PP sales volumes. Braskem exported a total of 129,000 tons of thermoplastic resins in the 2Q06. Braskem’s total sales volumes of thermoplastic resins increased by 7% in the 2Q06 compared to pro-forma sales volumes of 490,000 tons in the 1Q06. Sales volumes of thermoplastic resins in the 2Q06 increased by 5% compared to the 2Q05, primarily as a result of a 16% increase in PP sales volumes in the 2Q06.

In the Polyolefins Business Unit, sales volumes of PE recovered significantly both domestically and in the export market, increasing by 2% and 30%, respectively, compared to pro-forma sales volumes in the 1Q06. Domestic sales volumes of PP increased by 10% in the 2Q06 compared to the 1Q06 - substantially higher than the average increase in sales volumes in the domestic market – and by 22% compared to the 2Q05. Export sales volumes of PP increased by 23% in the 2Q06 compared to the 1Q06.

In the Vinyls Business Unit, total PVC sales volumes in the 1H06 increased by 2% and were affected by the scheduled maintenance shutdown at the Camaçari Plant in the 2Q06. Accordingly, during the 2Q06, total PVC sales volume decreased by 7% compared to the 1Q06 and by 10% compared to the 2Q05. As a result of the normalization of operations in June 2006 and the growth of the Brazilian market, PVC sales volumes are showing signs of recovery.

In the Basic Petrochemicals Business Unit, ethylene and propylene sales volumes did not fluctuate significantly in the 2Q06, 1Q06 and 2Q05. However, total sales volumes of aromatics increased by 11% in the 2Q06 compared to the 1Q06, primarily as a result of increased export sales.

Sales Volume	2Q06	1Q06	2Q05	Chg.%	Chg.%	1H06	1H05	Chg.%
(tons)	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Polyolefins Unit
. PE´s - Polyethylene*	285,048	256,664	268,154	11	6	541,712	557,947	(3)
. PP - Polypropylene	135,344	121,619	116,900	11	16	256,963	247,468	4
. Total (PE´s + PP)	420,392	378,283	385,054	11	9	798,675	805,414	(1)

Vinyls Unit
. PVC - Polyvinyl Chloride	103,670	111,745	114,751	(7)	(10)	215,415	210,327	2
. Caustic Soda	101,189	105,351	108,829	(4)	(7)	206,540	227,967	(9)

Basic Petrochemical Unit
. Ethylene	58,382	58,485	62,017	(0)	(6)	116,867	124,725	(6)
. Propylene	106,186	116,033	121,941	(8)	(13)	222,220	251,249	(12)
. BTX**	131,442	118,667	162,090	11	(19)	250,109	307,612	(19)

*Includes 100% of Politeno
**BTX - Benzene, Toluene, Ortho-xylene and Para-xylene

3. Competitive Management

3.1. Business Competitiveness :

The purpose of “Braskem +”, a program created in 2004, is to position Braskem among the world’s most competitive petrochemical companies. This program also represents an important and additional potential for productivity gains for Braskem, estimated to total R$420 million on an annual and recurring basis once the program is completed. “Braskem +” is structured to increase Braskem’s ability to create value in all stages of the petrochemical cycle.

The results achieved through the end of 1H06 represented gains amounting to R$ 297 million, on an annual and recurring basis, compared to the R$ 265 million originally estimated for this period when the project was first created.

The benefits of the “Braskem +” program are reflected in several of Braskem’s units and include, for example:

  increase in the energetic efficiency to generate steam, which saves the company approximately US$ 11 million annually;
  yield improvement at Braskem’s PVC plants, which has generated annual savings of approximately US$ 9 million;
  lower steam consumption in Braskem’s aromatics and utilities plants, generating annual savings of approximately US$ 15 million and the change from medium to low pressure steam consumption, which resulted in annual savings of US$ 3 million; and
  improved planning and scheduling of production, generating annual savings of approximately US$ 10 million.

4. Financial and Economic Performance

4.1. Net Revenue

The commencement of the recovery of the Brazilian economy, evidenced by the growth of Brazil’s GDP by 3.4% during the 1Q06, has already led to increased sales volumes of thermoplastic resins. Accordingly, the higher domestic and export sales volumes, primarily of PE and PP, caused the Company to record net revenue of R$ 2.8 billion in the 2Q06, which represented a 4% increase compared to pro-forma net revenue in the 1Q06.

When expressed in U.S. dollars, Braskem’s net revenue in the 2Q06 was US$ 1.3 billion, which is consistent with its pro-forma net revenue in the 1Q06 and 7% higher than its pro-forma net revenue in the 2Q05 (US$ 1.2 billion).

Braskem’s policy is to align on a consistent basis the prices of its products sold domestically with international prices. Despite the strong recovery of international thermoplastic resin and other petrochemical prices during the 2Q06, Braskem’s domestic prices did not increase to the same extent due to certain market dynamics, exchange rate volatility and the normal time lag between a price change in the international market and a corresponding change in the domestic market.

In the PE market, the start-up of Rio Polímeros caused an excess of available production capacity that affected the difference between domestic and international prices. Whereas international prices increased by 15% in the 2Q06, average domestic prices during the 2Q06 remained in line with prices in the 1Q06.

The appreciation of the real against the U.S. dollar created an opportunity to increase the importation of PP and of third generation products made with this resin, which increased competition for our third generation customers and lowered margins throughout the Brazilian petrochemical production chain. Accordingly, average domestic PP prices remained stable during the 2Q06, whereas international PP prices increased by approximately 15%.

The PVC market resisted supply pressures, and domestic PVC prices decreased by only 3% in the 2Q06, compared to the 1Q06, when expressed in U.S. dollars, compared to the 1Q06, whereas international PVC prices (also expressed in U.S. dollars) decreased by 6% during the same period.

In light of the sustained recovery of international market prices, Braskem’s priority in the second half of 2006 is to increase the domestic prices of its thermoplastic resins and other petrochemical products to realign them with international market prices and increasing the profitability of its operations.

Domestic and international prices for BTX (part of the aromatics line of products) increased by 8% and 10%, respectively, during the 2Q06 compared to the 1Q06, in each case when expressed in U.S. dollars, primarily due to higher international benzene prices, which increased by 47% between March 2006 and June 2006.

4.1.1 – Exports

Braskem’s decision to retain inventory in the 1Q06 proved correct in light of the increase in international thermoplastic resin and other petrochemical prices in the 2Q06, and thus Braskem exported higher sales volumes during the 2Q06, increasing the profitability of its operations. Accordingly, although Braskem prioritized sales in the domestic market, which shows signs of recovery, Braskem’s net export revenue reached US$ 348 million in the 2Q06, 31% higher than the US$ 266 million recorded on a pro-forma basis in the 1Q06.

Braskem has been working to establish a direct relationship with more of its customers abroad. Towards this end, Braskem has searched for ways to be physically closer to its customers and has used specialized trading companies. Continuing this commercial strategy, Braskem commenced distribution activities in Argentina to effect direct sales from inventory stored in the region and to better serve its South American customers. For the same purpose, Braskem increased its operations in the United States, where it has a branch office located in the State of Delaware (“Braskem America”). In addition and for the same reasons, Braskem is already operating in Holland to better serve its customers in Europe.

4.2. Cost of Good Sold (CoGS)

During the 2Q06, Braskem's cost of goods sold (CoGS) in the 2Q06 was R$ 2.5 billion, 9% higher than pro-forma CoGS in the 1Q06 and in the 2Q05. Braskem's CoGS increased by US$ 63 million in the 2Q06 compared to the 1Q06 due to the 35% increase in the price of naphtha in the 2Q06, as a result of higher oil prices. In addition, Braskem's CoGS increased by US$ 5 million due to higher utility costs (electricity, gas, steam, fuel oil and other utilities). The 12% appreciation of the real against the U.S. dollar in the 2Q06 compared to the 2Q05 partially offset these higher costs.

The average ARA (Amsterdam-Rotterdam-Antwerp) price of naphtha was US$ 602 per ton in the 2Q06, representing a 35% and 12% increase compared to the price of naphtha during the 2Q05 and the 1Q06, respectively. Although average exchange rates (RS/US$) remained stable between the 1Q06 and the 2Q06, there was significant exchange rate volatility in the 2Q06. The total cost of ethylene/propylene purchased from Copesul in the 2Q06 increased by 40%, or R$ 144 million compared to 2Q05, as a result of the increase in price of naphtha in the 2Q06.

During the 2Q06, Braskem purchased 1,072,000 tons of naphtha and condensate, of which 789,000 tons (74%) were purchased from Petrobras, its major raw material supplier. The remaining 283,000 tons (26%) were imported directly by the Company, primarily from Northern Africa countries. Braskem acquired approximately 47% of the naphtha that was imported in the 2Q06 from PDVSA.

Due to the effectiveness of Provisional Measure 255 (MP 255) in March 2006, Braskem recorded a credit in the amount of 3.65% of the naphtha that is purchased (which percentage credit reflects the difference between the amount credited and debited by the Brazilian government in respect of PIS/COFINS). During the 2Q06, this tax credit positively affected Braskem’s CoGS by approximately R$ 64 million.

Depreciation and amortization costs during the 2Q06 totaled R$ 147 million, 26% higher than the R$ 117 million in depreciation and amortization costs recorded on a pro-forma basis in the 1Q06, and 24% higher than in the 2Q05. These increases were primarily due to the start-up of projects that Braskem concluded in 2005 and the 1Q06 and changes to the period over which programmed maintenance costs may be depreciated. As of January 2006, in compliance with IBRACON’s Technical Interpretation No. 01/2006, Braskem is capitalizing costs incurred in scheduled maintenance shutdowns (i.e., recording these costs as an increase in fixed assets, as opposed to deferring these costs). The costs of these shutdowns may be depreciated until the commencement of the immediately succeeding scheduled maintenance shutdown.

4.3. Selling, General and Administrative Expenses (SG&A)

Braskem seeks to maintain competitive direct and indirect costs and administrative expenses. Braskem’s general and administrative expenses totaled R$ 216 million in the 2Q06, 11% higher than its pro-forma SG&A expenses in the 1Q06, as a result of: (i) a R$21 million increase in variable selling expenses due to increased export volumes during the 2Q06; (ii) a R$16 million increase in Politeno’s provision for doubtful accounts (to align its credit policies with Braskem’s); and (iii) increased general and administrative expenses as a result of non-recurring costs related to the restructuring of Braskem’s PET and Caprolactam businesses, which increased costs by R$5 million, and initial expenses related to the process of integrating Politeno, which increased costs by R$4 million, registered at Braskem.

4.4. EBITDA

Braskem’s EBITDA totaled R$ 253 million in the 2Q06, compared to R$ 417 million on pro-forma basis in the 1Q06. When expressed in U.S. dollars, Braskem’s EBITDA in the 2Q06 totaled US$ 116 million, compared to US$ 190 million on a pro-forma basis in the 1Q06.

Compared to the 2Q05, the principal factors that affected Braskem’s EBITDA in the 2Q06 were: (i) the appreciation of the real during the period, which affects 100% of Braskem’s revenue and only 80% of its costs; (ii) the significant increase in naphtha prices, its major raw material, as well as the costs of ethylene and propylene acquired from Copesul, in line with the increase in international oil prices and in energy costs (electricity, natural gas and fuel oil); and (iii) the increase in the supply of PE domestically, which was offset in part by a 15% increase in the domestic thermoplastic resins market.

4.5. Investments in Subsidiaries and Associated Companies

In the 2Q06, Braskem’s results from investments in subsidiaries and associated companies totaled R$ 46 million, compared to R$ 61 million recorded on a pro-forma basis in the 1Q06, excluding the amortization of goodwill derived primarily from Braskem’s investments in Copesul and Petroflex. These results reflect the significant challenges that the Brazilian petrochemical sector currently faces due to the substantial increase in naphtha prices, its major raw material. During the 2Q06 and as a result of the merger of Polialden into Braskem, Braskem wrote-off R$ 53 million of its amortizable negative goodwill derived from its investment in Polialden.

(R$ thousand)
Investments in Subsidiaries and Associated	2Q06	1Q06	2Q05	1H06	1H05
Companies

Subsidiaries - Equity Method	(833)	(1)	1,561	(834)	(3,535)
Associated Companies - Equity Method	42,929	62,500	51,575	105,429	127,099
. Copesul	37,672	61,115	43,604	98,787	107,526
. Others	5,257	1,386	7,971	6,643	19,573
Exchange Variation	(366)	148	17,275	(218)	11,641
Others	3,729	(1,502)	4,272	2,228	15,130
Subtotal (before amortization)	45,460	61,145	74,683	106,605	150,335
Amortization of goodwill/negative goodwill	26,024	(38,433)	(38,211)	(12,409)	(76,135)

TOTAL	71,484	22,712	36,472	94,196	74,200

4.6. Net Financial Result

The Company’s vendor and interest expenses totaled R$ 112 million in the 2Q06, a 11% decrease compared to the 2Q05 (on a pro-forma basis), due to the capitalization of interest in an aggregate amount of R$ 27 million. Compared to the 1Q06 (on a pro-forma basis), Braskem’s vendor and interest expenses decreased by 9%, as a result of the capitalization of an aggregate amount of R$ 13 million in interest during the same period.
Other financial expenses decreased by 25% in the 2Q06 compared to the 1Q06, due to the receipt of interest attributable to shareholder’s equity from Copesul and lower SELIC rates in the 2Q06.

(R$ million)
	2Q06	1Q06	2Q05	1H06	1H05
Financial Expenses	(302)	16	352	(287)	59
Interest / Vendor	(112)	(123)	(126)	(235)	(266)
Monetary Restatement	(61)	(58)	(66)	(119)	(119)
F/X on Liabilities	(39)	300	616	261	590
CPMF/IOF/Income Tax/Banking Expenses	(29)	(20)	(29)	(49)	(55)
Other	(62)	(83)	(43)	(145)	(92)
Financial Revenue	51	(102)	(213)	(51)	(172)
Interest	46	38	22	84	51
Monetary Restatement	4	2	3	6	7
F/X on Assets	1	(143)	(238)	(142)	(230)

Net Financial Result	(252)	(86)	138	(338)	(113)

In the 2Q06, Braskem’s net financial result, excluding the effects of exchange rate and monetary variations, was an expense of R$ 156 million, 17% lower than in the 1Q06 (on a pro-forma basis).

Exchange rates fluctuated significantly in the 2Q06 compared to the 1Q06, due to the 7% appreciation of the real against the U.S. dollar in the 1Q06 compared to the 0.4% appreciation of the real against the U.S. dollar in the 2Q06.

(R$ million)
	2Q06	1Q06	2Q05	1H06	1H05

Net Financial Result	(252)	(86)	138	(338)	(113)

Foreign Exchange Gain Variation (F/X)	(38)	157	378	119	360
Monetary Restatement (MR)	(57)	(55)	(63)	(113)	(112)

Financial Result less F/X and MR	(156)	(188)	(177)	(344)	(361)

4.7. Net Income

Braskem recorded a net income of R$ 68 million in the 1H06, and a net loss of R$ 54 million in the 2Q06, compared to net income of R$ 124 million in the 1Q06 (on a pro-forma basis).

4.8. Free Cash Flow

The operating cash flow before changes in working capital totaled R$ 142 million in the 2Q06, compared to R$ 290 million recorded on a pro-forma basis in the 1Q06, primarily due to a decrease in EBITDA. In addition, Braskem’s additional working capital needs for the period totaled R$ 142 million due to: (i) higher accounts receivable as a result of increased export sales volumes; (ii) increased recoverable taxes due to higher naphtha prices; and (iii) decreased supplier financing as a result of lower imports of naphtha (with longer payment terms) in the 2Q06.

R$ million	2Q06	1Q06	2Q05	1H06	1H05	1H06
						REAL
Operating Cash Flow before working capital	142	290	471	432	1,097	416

Operating Cash Flow	0	(12)	859	(12)	1,591	(20)

Interest paid	(93)	(75)	(101)	(168)	(142)	(167)
Investment Activities	(463)	(174)	(196)	(638)	(326)	(627)

Free Cash Flow (FCF)	(556)	(261)	562	(817)	1,123	(814)

Taxes paid	7	6	3	13	22	11

4.9 - Capital Structure and Liquidity

Braskem has a financing policy that has been approved by its board of directors and requires the maintenance of a minimum amount of cash that is compatible with average total monthly cash outlays and the maturities of its short-term financial obligations. Consistent with this policy, Braskem maintains a cash position of approximately R$ 1.2 billion.

Braskem currently has sufficient resources to cover the foreign exchange rate risks caused by its foreign-currency denominated operational and financial commitments over a 24-month period, which coverage is comprised of cash balances that have been invested in U.S. dollar instruments, foreign currency generated from its estimated net export sales and, when necessary, derivative instruments that protect it from exchange rate fluctuations.

Braskem has been extending its average debt maturity to a long-term maturity profile and reducing its financial indebtedness in order to become more efficient in allocating funds for working capital and reducing its foreign exchange rate risks. As of the end of the 2Q06, Braskem had 50% of its debt denominated in U.S. dollars, compared to 64% at the end of the 2Q05.

Over the last few quarters, Braskem’s cash and cash equivalents amounted to R$ 1,3 billion on June 30, 2006, compared to R$ 2.1 billion recorded on March 31, 2006.

Braskem’s net debt on June 30, 2006 was R$ 4.6 billion, compared to the R$ 3.8 billion recorded on a pro-forma basis on March 31, 2006. When expressed in U.S. dollars, Braskem’s net debt was US$ 2.1 billion on June 30, 2006, compared to US$ 1.8 billion on March 31, 2006 (on a pro-forma basis). The increase in net debt is related to the payment of dividends, the share buy-back program and an increase in working capital needs. This comparison, being based on pro forma numbers, includes in 1Q06 the approximately R$ 250 million for Politeno’s acquisition.

Braskem’s financial leverage, measured by its net debt/EBITDA ratio, increased from 2.03x on March 31, 2006 to 2.97x on June 30, 2006.

Braskem’ s efforts to extend its debt profile since 2005 resulted in the maintenance of its average debt maturity of 16 years by the end of the 2Q06. Excluding the convertible debentures due 2007, Braskem’s current annual average debt maturities total approximately US$ 250 million, which Braskem believes is consistent with its cash flow.

Braskem is considering the early redemption of its US$ 275 million notes due 2008 prior to their stated maturity, depending on market conditions during the second half of 2006.

The following graph shows Braskem’s amortization schedule as of June 30, 2006.

4.9.1 – Evolution of Braskem’s Risk Ratings

On June 29, 2006, the rating agency “Fitch Ratings Ltd.” upgraded Braskem’s foreign currency rating (Issuer Default Ratings -– IDR), reducing its risk of issuer default, and its long-term national scale rating, Braskem’s foreign currency risk rating was upgraded from BB, with a positive outlook, to BB+, with a stable outlook. Braskem’s long-term national scale risk rating was upgraded from AA-(bra), with a stable outlook, to AA(bra), with a stable outlook. Braskem’s new ratings were upgraded shortly after Brazil’s foreign currency and long-term national scale risk ratings were upgraded from "BB-", with a positive outlook, to "BB", with a stable outlook.

5. Investments

In the 1H06, Braskem’s capital expenditures on projects with attractive returns, as well as on the “Braskem +” and “Fórmula Braskem” programs, totaled R$ 377 million in the 1S06, compared to R$ 244 million in the 1H05. These investments were allocated to the operational, technological, health, safety and environmental areas, benefiting all of Braskem’s business units. The increase in capital expenditures is primarily due to investments in the Basic Petrochemicals Unit (in the expansion of isoprene production capacity) and in the “Fórmula Braskem” program. This amount does not include capitalized interest in an aggregate amount of R$ 39 million in the 1H06.

These disbursements include R$ 71 million in scheduled maintenance shutdowns, in order to maintain the high levels of operational reliability of Braskem’s plants.

Braskem’s principal investment guidelines is capital discipline under which it prioritizes investment opportunities based on expected profitability and whether it complies with health, safety and environmental requirements, as well as Braskem’s generation of cash flow during the period. Given that Braskem cash flow in 2006 has been adversely affected by high prices for its principal raw materials (naphtha, ethylene and propylene), Braskem decided to review its investment program for 2006. Of the R$ 900 million that Braskem initially expected to invest in 2006, Braskem now expects to invest approximately R$ 750 million based on its investment guidelines. However, Braskem expects to make investments in 2006 to increase its annual polyethylene production capacity by 30,000 tons, to increase its annual isoprene production capacity by 8,500 tons, to increase its storage tank capacity at Aratu terminal in Bahia, on the “Fórmula Braskem” project, among other projects. In addition, Braskem expects to spend approximately R$ 140 million in scheduled maintenance shutdowns during 2006.

6. Politeno – Main Aspects

Politeno’s integration process is proceeding on schedule, with significant dedication by the teams involved in the project. The plan to capture the expected synergies from the acquisition – estimated at a net present value of US$ 110 million, which was confirmed by the international consulting company Monitor – are being detailed, and it is possible that Braskem will obtain higher synergistic gains than those estimated, depending on the development of the thermoplastic resins market.

Politeno’s sales volumes totaled 75,000 tons of PE and EVA in the 2Q06, in line with the 1Q06. Seventy seven percent of the sales volumes were derived from domestic sales.

As in Braskem’s other PE plants, domestic prices of Politeno’s PE remained stable in the 2Q06 compared to the 1Q06.

As Braskem has previously announced to the market, the present value of the total costs related to the integration process of Politeno are estimated to be US$ 23 million. In the 2Q06, Politeno recorded costs in an aggregate amount of R$ 40 million related to changes in its management policies. As a result of these non-recurring costs, Politeno recorded negative EBITDA of R$ 4 million in the 2Q06.

Politeno has low financial leverage, with net debt totaling approximately R$80 million on June 30, 2006, in line with net debt on March 31, 2006.

6.1 Economic and Financial Highlights

Politeno - Highlights	2Q06	1H06

Production Volume (ton)	86,693	171,951
Sales Volume (ton)	74,779	161,157
Financial Performance (R$ MM)
Net Revenue	229	506
EBITDA	(4)	13
EBITDA Margin	-2%	2%
Net Income	(11)	(4)
Net Debt	78	78

6.2 CADE Approval

On July 19, 2006, the Brazilian Antitrust Authority (“CADE”) approved Braskem’s acquisition of Politeno without restrictions. The members of CADE concluded that the acquisition does not threaten competition in the PE market in Brazil. The decision is consistent with CADE’s unanimous and unconditional approval in 2005 of the transactions that resulted in the formation of Braskem, recognizing the international market as the relevant market for analyzing business combinations in the Brazilian petrochemical sector and thereby opening the door for additional steps in the consolidation of the Brazilian petrochemical sector, which consolidation will be instrumental to improving the competitiveness of the sector internationally.

7. Capital Markets and Investors Relation

Braskem’s publicly traded shares and class “A” preferred shares reached approximately 51.7% and 69.7% of its total share capital (“Free-Float”), respectively, and the liquidity of the shares on the BOVESPA and the NYSE remained significantly high over the last quarters.

The average daily trading volume of Braskem’s class “A” preferred shares on the BOVESPA (BRKM5) remained relatively stable, from an average of R$ 24.0 million traded per day on average in the 2Q05 to an average of R$ 24.3 million traded per day in the 2Q06. The average daily trading volume of Braskem’s ADRs (BAK) on the NYSE decreased from an average of US$ 3.9 million per day in the 2Q05 to an average of US$ 3.0 million per day in the 2Q06.

Braskem’s class “A” preferred shares trading on the BOVESPA (“BRKM5”) ended the quarter with a value of R$ 13.29 per share. Braskem’s ADRs (BAK) ended the quarter with a value of US$ 12.19 per ADR. On May 4, 2006, Braskem implemented a share buy-back program with a duration of 180 days, under which Braskem has agreed to repurchase up to 13.9 million class “A” preferred shares (BOVESPA: BRKM5) and 1.4 million common shares (BOVESPA: BRKM3). Through June 30, 2006 Braskem held 4.5 million class “A” preferred shares in treasury, 4,003,600 of which were acquired under the share buy-back program, representing 29% of the class “A” preferred shares authorized to be repurchased under this program (the remaining 467,347 class “A” preferred shares were acquired prior to the commencement of the share buy-back program).

As a result of the merger of Polialden into Braskem, Braskem’s shareholder base and share capital changed as follows:

  2,632,043 class “A” preferred shares were converted into common shares, in a proportion of 1 class “A” preferred shares to 1 common share;
  7,878,825 class “A” preferred shares were issued for distribution to Polialden’s shareholders that opted to convert their Polialden shares into Braskem’s shares;
  Braskem’s share capital increased by an aggregate amount of R$ 105,303,526.94, totaling R$ 3,508,271,820.78.

As a result of these changes, Braskem’s share capital is now divided into 370,402,346 shares, 123,492,142 of which are common shares, 246,107,138 of which are class “A” preferred shares and 803,066 of which are class “B” preferred shares.

On May 31, 2006, Braskem held a “Meeting with Investors,” which was organized by the Brazilian National Institute of Investors (Instituto Nacional de Investidores —INI). The purpose of this meeting was to strengthen Braskem’s relationship with its individual investors. One hundred and seventy participants attended the meeting and had the opportunity to watch a presentation designed specifically for this type of investor and to clarify doubts regarding Braskem’s performance and the petrochemical sector.

Stock Performance - BRKM5	30/6/05	30/9/05	31/12/05	31/3/06	30/6/06
Closing Price (R$ per share)	18.60	21.87	18.07	15.96	13.29
Return in the Quarter (%)	(28)	18	(17)	(12)	(17)
Accumulated Return (%)*	623	750	603	521	417
Bovespa Index Accumulated Return (%)*	122	180	197	237	225
Average Daily Trading Volume (R$ thousand)	24,000	31,059	25,489	26,921	24,256
Market Capitalization (R$ million)	6,888	8,100	6,694	5,912	4,923
Market Capitalization (US$ million)	2,931	3,645	2,860	2,721	2,274
ADR Performance - BAK	30/6/05	30/9/05	31/12/05	31/3/06	30/6/06
Closing Price (R$ per ADR)	16.78	20.72	16.21	14.91	12.19
Return in the Quarter (%)	(17)	23	(22)	(8)	(18)
Accumulated Return (%)*	917	1,156	882	804	639
Average Daily Trading Volume (US$ thousand)	3,886	5,011	3,927	4,881	3,032
Other Information	30/6/05	30/9/05	31/12/05	31/3/06	30/6/06
Total Number of Shares (million) **	362,524	362,524	362,524	362,524	370,402

. Common Shares (ON) - BRKM3	120,860	120,860	120,860	120,860	123,492

. Preferred Shares Class "A" (PNA) - BRKM5	240,860	240,860	240,860	240,860	246,107

. Preferred Shares Class "B" (PNB)	803	803	803	803	803

(-) Shares in Treasury (PNA) - BRKM5	(467)	(467)	(467)	(467)	(4,471)

= Total Number of Shares (ex Treasury)	362,056	362,056	362,056	362,056	365,931

ADR (American Depositary Receipt)	1 ADR = 2 BRKM5 shares
* Accumulated return since the market closing on December 30, 2002.
**Adjusted to reflect inplit from 250 to 1 share, in May 2005
Source: Economática/Braskem

8. Perspectives

In the 1Q06, Brazilian GDP grew by 3.4% compared to the corresponding period in 2005, and Brazil’s industrial sector grew by 5% during this period. This growth was reflected in the Brazilian thermoplastic resins market for PE, PP and PVC, which grew by 14% in the 1Q06.

Braskem expects that this growth will be maintained during the second half of 2006, which should positively affect the sales performance of its principal products, thermoplastic resins, during the second half of 2006.

With respect to prices for its thermoplastic resins, Braskem will maintain its policy of privileging profitability in the sale of its products, providing high value-added services to its customers supported by a differentiated structure of Innovation and Technology. This strategy has allowed Braskem to maintain over time domestic prices for PE, PP and PVC that are higher than international prices (including costs associated with imports). In the 2Q06, these spreads were affected by the additional supply of PE in the domestic market and the increase in imports of thermoplastic resins and of third generation products manufactured with PP. For the second half of 2006, Braskem’s priority, consistent with its policy of maximizing the profitability of its operations, is to increase its domestic thermoplastic resin and other petrochemical prices in an effort to recover its historic price spreads.

For the 2H06, the Company believes that the global market for thermoplastic resins should continue to reflect a higher growth rate in demand than in global supply, with sustainable high international prices. Braskem’s principal raw materials are naphtha, which is used by its Basic Petrochemicals Business Unit, and ethylene and propylene, both of which are acquired from Copesul and used in Braskem’s second generation plants in the Southern Petrochemical Complex in Triunfo. These raw materials represented 75% of Braskem’s CoGS in the 2Q06, and the cost of these raw materials is closely linked with the price of oil. Braskem expects that global supply and demand for oil should remain very tight, which will cause oil prices to remain at historically high levels and high volatility throughout the rest of the year, thus causing global and local petrochemical margins to fluctuate.

Consistent with its strategy to maintain its leadership in the regional thermoplastic resins market, which is expected to grow over the next few years, Braskem is investing, together with Petrobras, in the construction of a new polypropylene plant in Paulínia, São Paulo with an annual production capacity of

300,000 tons. This important project received a renewed provisional environmental license for the construction of this plant, which is expected to commence operations in the first quarter of 2008.

Braskem expects to capture gains of R$ 420 million on annualized and recurring basis until the end of 2006 with the full implementation of the “Braskem +” program. These results will derive from productivity gains obtained through improved efficiency and higher operational reliability in the production facilities of the company. In addition, project “Formula Braskem” will become operational in the fourth quarter of 2006 and is expected to provide significant productivity gains as already communicated to the market.

One of Braskem’s strategic drivers is the production and sale of petrochemical products at globally competitive costs. Accordingly, Braskem is at an advanced stage in analyzing the construction of a new “cracker” to produce ethylene with natural gas, together with the integrated production of polyethylene and other second generation products in the Jose Complex in Venezuela. The basic premise for constructing this complex is that it would become competitive even with low-cost producers located in the Middle East. The project is a joint venture between Braskem and Pequiven and is currently in the technical and economic feasibility study stage. The timetable for this project contemplates the commencement of operations of this complex by the end of 2011. In addition, Braskem is analyzing, together with Pequiven, the construction of a polypropylene plant in El Tablazo, Venezuela, with an annual production capacity of 400,000 tons. The expected investments for this plant total US$ 370 million, and this plant is expected to commence operations by the end of 2009. To meet the work demands of these projects, Braskem has begun to mobilize working groups for each project and is opening a branch office in Venezuela to oversee these investments and move them forward.

9. Subsequent Events

On august 2, 2006, Braskem´s Board of Directors approved the issuance of unsecured non-convertible debentures in an aggregate amount of R$ 500 million and authorized Braskem´s Board of executive officers to perform all acts necessary to issue these debentures.

10.. List of Exhibits

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is among the three largest Brazilian-owned private industrial companies. The company operates 14 manufacturing plants located throughout Brazil, and it has an annual production capacity of 6.0 million tons of petrochemical and chemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

EXHIBIT I
Consolidated
Income Statement (1)
(R$ million)

Income Statement	2Q06	1Q06	2Q05 (C)	Chg. (%)	Chg. (%)	1H06 (D)	1H05 (E)	Chg. (%)	1H06
	(A)	(B)		(A)/(B)	(A)/(C)			(D)/(E)	REAL
Gross revenue	3,650	3,518	3,877	4	(6)	7,168	8,010	(11)	7,077
Net revenue	2,832	2,728	2,995	4	(5)	5,560	6,169	(10)	5,470
Cost of goods sold	(2,531)	(2,324)	(2,324)	9	9	(4,855)	(4,668)	4	(4,805)
Gross profit	302	404	671	(25)	(55)	706	1,501	(53)	665
Selling expenses	(83)	(82)	(79)	2	5	(165)	(157)	5	(144)
General and Administrative expenses	(133)	(113)	(126)	18	6	(246)	(243)	1	(241)
Depreciation and amortization	(102)	(83)	(98)	22	3	(185)	(196)	(6)	(182)
Other operating income (expenses)	21	91	9	(77)	123	112	14	679	113
Investments in Associated Companies	71	23	36	215	96	94	74	27	95
.Equity Result	46	61	57	(25)	(20)	107	139	(23)	108
.Amortization of goodwill/negative goodwill	26	(38)	(21)	-	-	(13)	(64)	(80)	(13)
Operating profit before financial result	76	240	414	(68)	(82)	316	995	(68)	306
Net operating result	(252)	(86)	138	192	-	(338)	(113)	199	(333)
Operating profit (loss)	(175)	154	551	-	-	(22)	881	-	(27)
Other non-operating revenue (expenses)	3	(0)	(4)	-	-	3	(17)	-	3
Profit (loss) before income tax and social contribution	(172)	153	548	-	-	(19)	865	-	(24)
Income tax / social contribution	120	(30)	(113)	-	-	91	(199)	-	93
Profit (loss) before minority interest	(52)	124	434	-	-	72	666	(89)	69
Minority Interest	(2)	1	3	-	-	(1)	(3)	(63)	(1)
Net profit (loss)	(54)	124	437	-	-	71	663	(89)	68

EBITDA	253	417	594	(39)	(57)	670	1,332	(50)	653
EBITDA Margin	8.9%	15.3%	19.8%	-6,4p.p.	-10.9 p.p.	12.1%	21.6%	-9.5 p.p.	11.9%
-Depreciacion and Amortization	249	200	217	24	15	448	411	9	443
. Cost	147	117	119	26	24	263	215	22	261
. Expense	102	83	98	22	3	185	196	(6)	182

1-Excludes the effects of the proportional consolidation (CVM-247) and includes the effects of CVM 408
   Pro forma data for 1Q06, 2Q05, 1H06 (except for 1H06 REAL) and 1H05

EXHIBIT II
Consolidated
Balance Sheet (1)
(R$ million)

ASSETS	06/30/2006	03/31/2006	Chg. (%)
	(A)	(B)	(A)/(B)
Current Assets	5,089	5,710	(11)
. Cash and Cash Equivalents	1,343	2,110	(36)
. Account Receivable	1,669	1,551	8
. Inventories	1,552	1,542	1
. Recoverable Taxes	365	340	7
. Dividends/Interest attribut.to Shareholders' Equity	0	1	-
. Next Fiscal Year Expenses	28	35	(19)
. Others	132	130	1
Long-Term Assets	1,559	1,394	12
. Related Parties	95	97	(2)
. Compulsory Deposits	174	179	(3)
. Deferred income taxes and social contributions	427	324	32
. Recoverable Taxes	758	664	14
. Others	106	130	(19)
Fixed Assets	8,636	8,670	(0)
.Investments	773	813	(5)
.Plant, property and equipment	5,996	5,878	2
.Deferred	1,867	1,978	(6)

Total Assets	15,284	15,773	(3)

LIABILITIES AND SHAREHOLDERS' EQUITY	30/06/2006	31/03/2006	Var. (%)
	(A)	(A)	(A)/(B)
Current	3,900	4,331	(10)
. Suppliers	2,663	2,642	1
. Long-term loans	937	1,074	(13)
. Salaries and social charges	100	133	(25)
. Proposed dividends/interest attributable to shareholders	4	299	(99)
. Income Tax Payable	1	6	(80)
. Receivable Taxes	123	108	14
. Advances from Clients	12	33	(64)
. Others	60	38	58
Long-Term Liabilities	6,686	6,540	2
. Long-term loans	5,009	4,883	3
. Taxes Payable	1,502	1,475	2
. Others	174	182	(4)
Deferred Income	105	136	(22)
Minority Interest	21	139	(85)
Shareholders' Equity	4,572	4,627	(1)
. Capital	3,508	3,403	3
. Capital Reserves	401	404	(1)
. Treasury Shares	(120)	(15)	698
. Profit reserve	806	806	0
. Retained Earnings (Losses)	(23)	29	-

Total Liabilities and Shareholders' Equity	15,284	15,773	(3)

1-Excludes the effects of the proportional consolidation (CVM-247)
   Pro forma data for 03/31/06

EXHIBIT III
Consolidated
Cash Flow (1)
(R$ million)

Cash Flow	2Q06	1Q06	2Q05	1H06	1H05	1H06
						REAL

Net Income for the Period	(54)	124	437	71	663	68
Expenses (Revenues) not affecting Cash	196	165	34	361	434	348
Depreciation and Amortization	244	200	217	444	411	438
Equity Result	(72)	(23)	(36)	(94)	(74)	(95)
Interest, Monetary and Exchange Restatement, Net	124	49	(239)	174	(35)	170
Minority Interest	2	(1)	(3)	1	3	1
Others	(103)	(60)	95	(163)	129	(166)
Adjusted Profit (loss) before cash financial effects	142	290	471	432	1,097	416
Cash Effect on Politeno Acquisition	0	0	0	0	0	13
Asset and Liabilities Variation, Current and Long Term	(142)	(302)	388	(443)	495	(449)
Asset Decutions (Additions)	(131)	(224)	211	(355)	(6)	(348)
Marketable Securities	(11)	(80)	32	(91)	0	(91)
Account Payable	(87)	(14)	280	(101)	3	(87)
Recoverable Taxes	(111)	(73)	(61)	(183)	(96)	(174)
Inventories	(6)	(85)	(99)	(92)	(9)	(94)
Advances Expenses	12	10	5	22	19	22
Dividends Received	81	28	65	109	98	95
Other Account Receivables	(10)	(10)	(11)	(20)	(22)	(20)
Liabilities Additions (Reductions)	(10)	(78)	177	(88)	500	(101)
Suppliers	8	(47)	251	(39)	521	(50)
Advances to Clients	(20)	(4)	11	(24)	28	(24)
Fiscal Incentives	(6)	10	23	4	64	1
Taxes and Contributions	9	(56)	(53)	(47)	(26)	(46)
Others	(1)	19	(55)	18	(87)	18
Cash resulting from operating activities	0	(12)	859	(12)	1,591	(20)
Investment Activities	(463)	(174)	(196)	(638)	(326)	(627)
Fixed assets sale	0	0	0	0	0	0
Investmen Allocation	(237)	0	(0)	(237)	(16)	(237)
Fixed Assets Allocation	(200)	(170)	(168)	(370)	(262)	(359)
Deferred Assets Allocation	(27)	(5)	(28)	(32)	(48)	(32)
Subsidiaries and Affiliated Companies, Net	(4)	(1)	(101)	(5)	(154)	(5)
Financing Activities	(317)	15	508	(301)	(18)	(299)
Inflows	1,460	492	1,293	1,952	1,644	1,878
Amortization and Paid Interest	(1,392)	(442)	(545)	(1,834)	(1,424)	(1,757)
Share Buy-Back	(57)	0	0	(57)	0	(57)
Dividend/Interest attributable to Shareholders	(328)	(35)	(241)	(363)	(239)	(363)

Cash and Cash Equivalents Increase (Reduction)	(784)	(172)	1,070	(956)	1,094	(951)
Cash and Cash Equivalents at the beginning of period	1,914	2,086	1,766	2,086	1,743	2,079
Cash and Marketable Securities at the end of period	1,130	1,914	2,836	1,130	2,836	1,128

1-Excludes the effects of the proportional consolidation (CVM-247) and includes the effects of CVM 408
   Pro forma data for 1Q06, 2Q05, 1H06 (except for 1H06 REAL) and 1H05

EXHIBIT IV
Sales Volume – Domestic Market
(thousand tons)

DOMESTIC MARKET - Sales Volume

Sales Volume - ton	1Q05	2Q05	1Q06	2Q06
Polyolefins Unit
. PE´s - Polyethylene	195,455	180,441	176,336	180,328
. PP - Polypropylene	107,969	98,227	108,761	119,469
. Total (PE´s + PP)	303,423	278,668	285,098	299,797

Vinyls Unit
. PVC - Polyvinyl Chloride	84,909	90,329	98,914	95,361
. Caustic Soda	119,137	108,829	105,351	101,189
. Chlorine	14,960	15,670	14,002	14,499

Basic Petrochemical Unit
. Ethylene	62,708	62,017	58,485	58,382
. Propylene	82,916	110,339	86,427	80,827
. Benzene	35,587	36,610	39,387	38,572
. Butadiene	39,807	38,133	31,515	38,104
. Toluene	8,115	7,509	7,921	7,854
. Fuel	54,325	54,824	73,594	120,030
. Para-xylene	33,288	31,895	14,940	9,155
. Ortho-xylene	9,496	7,648	13,241	15,146
. Isoprene	3,403	3,198	3,290	4,226
. Butene 1	4,724	5,554	5,875	5,754
. Mixed Xylene	8,848	7,793	8,528	7,987

Business Development
. PET	16,015	10,386	9,152	11,297
. Caprolactam	9,532	8,157	8,927	8,501

EXHIBIT V
Sales Volume – Export Market
(thousand tons)

EXPORT MARKET - Sales Volume

Sales Volume - ton	1Q05	2Q05	1Q06	2Q06
Polyolefins Unit
. PE´s - Polyethylene	94,338	87,713	80,328	104,719
. PP - Polypropylene	22,599	18,673	12,858	15,876
. Total (PE´s + PP)	116,937	106,386	93,186	120,595

Vinyls Unit
. PVC - Polyvinyl Chloride	10,667	24,423	12,831	8,309
. Caustic Soda	-	-	-	-
. Chlorine	-	-	-	-

Basic Petrochemical Unit
. Ethylene	-	-	-	-
. Propylene	46,392	11,602	29,606	25,359
. Benzene	54,469	75,287	41,092	43,396
. Butadiene	-	-	6,376	3,200
. Toluene	-	-	-	-
. Fuel	49,950	66,797	-	-
. Para-xylene	-	-	-	13,226
. Ortho-xylene	4,568	3,141	2,087	4,093
. Isoprene	1,380	1,206	13	14
. Butene 1	-	2,576	1,540	-
. Mixed Xylene	7,841	6,140	6,885	2,060

Business Development
. PET	100	450	425	10,650
. Caprolactam	3,997	6,966	4,771	2,871

EXHIBIT VI
Net Revenue – Domestic Market
(R$ million)

DOMESTIC MARKET - Net Revenue

R$ - million	1Q05	2Q05	1Q06	2Q06
Polyolefins Unit
. PE´s - Polyethylene	660	584	556	534
. PP - Polypropylene	392	336	347	374
. Total (PE´s + PP)	1,052	921	902	907

Vinyls Unit
. PVC - Polyvinyl Chloride	290	257	245	228
. Caustic Soda	124	109	101	86
. Chlorine	8	9	7	7

Basic Petrochemical Unit
. Ethylene	149	147	129	139
. Propylene	179	241	179	155
. Benzene	83	99	63	69
. Butadiene	85	82	73	85
. Toluene	14	12	12	14
. Fuel	45	45	72	124
. Para-xylene	81	71	31	20
. Ortho-xylene	22	17	26	30
. Isoprene	13	16	17	23
. Butene 1	13	14	14	13
. Mixed Xylene	15	13	17	17

Business Development
. PET	66	38	27	33
. Caprolactam	61	54	42	41

Others	121	187	188	79

Total	2,421	2,332	2,145	2,072

EXHIBIT VII
Net Revenue – Export Market
(R$ million)

EXPORT MARKET - Net Revenue

R$ - million	1Q05	2Q05	1Q06	2Q06
Polyolefins Unit
. PE´s - Polyethylene	282	246	208	271
. PP - Polypropylene	62	46	32	41
. Total (PE´s + PP)	344	292	239	313
	-	-	-	-
Vinyls Unit	-	-	-	-
. PVC - Polyvinyl Chloride	26	43	23	16
. Caustic Soda	-	-	-	-
. Chlorine	-	-	-	-

Basic Petrochemical Unit
. Ethylene	-	-	-	-
. Propylene	104	20	49	43
. Benzene	124	146	68	76
. Butadiene	-	-	11	6
. Toluene	-	-	-	-
. Fuel	42	59	-	-
. Para-xylene	-	-	-	28
. Ortho-xylene	9	4	3	6
. Isoprene	6	6	0	0
. Butene 1	-	3	2	-
. Mixed Xylene	9	6	9	3

Business Development
. PET	0	1	1	29
. Caprolactam	23	33	20	12

Others	67	49	157	228

Total	754	662	583	760

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2006

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer